November 18, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Janice Adeloye

Re:	Vahanna Tech Edge Acquisition Corp. I
Registration Statement on Form S-1 (File No. 333-260748)
Request for Acceleration of Effective Date

Dear Ladies and Gentlemen:

In connection with the proposed offering of the securities under the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), we wish to advise you that we, as representative of the underwriters, hereby join with Vahanna Tech Edge Acquisition Corp. I’s request that the effective date of the Registration Statement be accelerated so that the same will become effective on November 22, 2021 at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Securities Act of 1933, please be advised that, as representative of the underwriters, we have distributed approximately 150 copies of the preliminary prospectus, dated November 3, 2021, through the date hereof.

We, the undersigned, as representative of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Sincerely,

MIZUHO SECURITIES USA LLC As representative of the Underwriters MIZUHO SECURITIES USA LLC

By:	/s/ Andy Laszlo
Name: Andy Laszlo
Title: Managing Director

[Signature Page to UW Acceleration Request]